JMP Securities LLC

600 Montgomery Street

Suite 1100

San Francisco, CA 94111-2713

C.E. Unterberg, Towbin LLC

350 Madison Avenue

New York, NY 10017

July 13, 2005

VIA TELECOPY

Unites States Securities and

Exchange Commission

Mail Stop 0504, 450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attn: Donald Hunt

RE:	Comtech Group, Inc. (the “Company”)
Registration Statement on Form S-1, filed
April 20, 2005 (File No. 333-124201) (the “Registration Statement”)

Dear Mr. Hunt:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as the representatives of the several underwriters, hereby join with the Company in requesting that the effective date for the Registration Statement referred to above be accelerated so that the Registration Statement will become effective at 4:30 pm Eastern Daylight Savings Time on July 14, 2005, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, the following information is provided with respect to the distribution to date of the preliminary prospectus dated June 28, 2005:

To Whom Distributed	Number of Copies
Prospective underwriters	900
Individuals	90
Institutions	3,330
Others	180

Total	4,500

The undersigned hereby confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of Common Stock by the Company specified in the above captioned Registration Statement.

Sincerely,

JMP Securities LLC

C.E. Unterberg, Towbin LLC

        As representatives of the several underwriters

By: JMP SECURITIES LLC

/s/ Carter Mack
Carter Mack Co-Director of Investment Banking

By: C.E. UNTERBERG, TOWBIN LLC

/s/ Peter J. Lee
Peter J. Lee Managing Director